Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

            Attention Business Editors:
            Enerplus to present at the CIBC World Markets 2010 Whistler
            Institutional Investor Conference

            CALGARY, Jan. 20 /CNW/ - Enerplus Resources Fund ("Enerplus") (TSX -
ERF.un, NYSE - ERF) is pleased to announce that Mr. Ian C. Dundas, Senior Vice
President, Business Development, will provide an update on the Fund's activities via a presentation at the CIBC World Markets 2010 Whistler
Institutional Investor Conference on Thursday, January 21, 2010 at 2:40 p.m.
PST (5:40 p.m. EST). Investors are invited to listen to a live audiocast of the presentation at:
            http://events.startcast.com/events6/118/whistler2010/

            Enerplus is one of Canada's oldest and largest independent oil and gas producers. Our strategy is to create value for our investors by providing a combination of both growth and income. We have a balanced and diversified portfolio of growth and income-oriented properties across western Canada and in the United States with a focus on large resource plays that offer predictable production and repeatable development opportunities.
            Enerplus trust units trade on the New York Stock Exchange under the symbol "ERF" and on the Toronto Stock Exchange under the symbol "ERF.UN".
            Electronic copies of our financial statements, news releases, and other public information are available on our website at www.enerplus.com.

            Gordon J. Kerr

            President & Chief Executive Officer

            Enerplus Resources Fund

            Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as
"expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of
Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus Trust Units and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

            %CIK: 0001126874

            /For further information: Investor Relations at 1-800-319-6462 or email
investorrelations(at)enerplus.com/
            (ERF.UN. ERF)

CO:  Enerplus Resources Fund

CNW 12:57e 20-JAN-10